EXHIBIT 4.100
CESSION AGREEMENT
entered into between
THE INDUSTRIAL DEVELOPMENT CORPORATION OF SOUTH AFRICA LIMITED
and
DRDGOLD LIMITED
and
BUSINESS VENTURES INVESTMENT NO. 750 (PTY) LTD
and
BUSINESS VENTURES INVESTMENT NO. 751 (PTY) LTD

WHEREBY IT IS AGREED AS FOLLOWS:
1.
DEFINITIONS AND INTERPRETATION
1.1.
Definitions
In this Agreement, unless clearly inconsistent with or otherwise indicated by the context –
1.1.1.
“Agreement” means the Agreement set out in this document and in the Annexures hereto;
1.1.2.
“Business” means the business of the Companies as at the date of signature hereof;
1.1.3.
“Business Day” means any day other than a Saturday, a Sunday or a public holiday in the
Republic of South Africa;
1.1.4.
“the Claims” means all the claims that the Seller has against Business Venture Investments
No 750 (Pty) Ltd and Business Venture Investments No 751 (Pty) Ltd in terms of and arising out of the Guarantees (Schedule A and Schedule B hereto);
1.1.5.
“Closing” means the completion of the cession and transfer of the Claims, and the execution of the Pledges;
1.1.6.
“the Closing Date” means the 1st July 2005.
1.1.7.
“Companies Act” means the Companies Act (61 of 1973), as amended;
1.1.8.
“the Companies” means Business Venture Investments No 750 (Pty) Ltd, Registration
Number 2002/027241/07 and Business Venture Investments No 751 (Pty) Ltd, Registration
Number 2002/030318/07;
1.1.9.
“CGR” means Crown Gold Recoveries (Pty) Ltd, Registration Number 1998/05115/07;
1.1.10.
“the Debentures” means the debentures that the IDC have subscribed for in ERPM in terms of the Debenture Deed dated 27 January 2003;
1.1.11.
“ERPM” means East Rand Proprietary Mines Ltd, Registration Number 1893/000773/06
1.1.12.
“The Guarantees” means the Guarantees given by the Companies to the Seller (and the
Purchaser), in terms of which the Companies acknowledged, as principle debtor, its indebtedness to the Seller for payment of the amount owing under the Indemnities;
1.1.13.
“The Inter-creditor Agreements” means the written agreements between the Seller and the
Purchaser governing the relationship between them in matters provided for in the Funding
Agreements;

1.1.14.
“The Funding Agreements” means the agreements that are listed in the index, attached as
Schedule “C” and Schedule “D” in terms of which the Seller and the Purchaser:-
1.1.14.1. advanced funds (the “Loans”) to ERPM (in terms of the agreement in
Schedule “C”) and CGR, (in terms of the agreements in Schedule
“D”);
1.1.14.2. consolidated its respective interests in the loan finance agreements in each of the Companies;
1.1.14.3. procured the cession of the Loans to the Companies in securitatem debiti of the undertakings in the Guarantees;
1.1.14.4. ERPM issued debentures to the Seller and the Purchaser.
1.1.15.
“the Indemnities” means the indemnities given by Crown and ERPM respectively, in terms of which they each guarantee the Companies’ performance under the Guarantees;
1.1.16.
“The Loan(s)” means the loans advanced by the Seller to Crown and ERPM in terms of the two Loan Agreements in Schedule C and D respectively;
1.1.17.
“Parties” means the Seller, the Purchaser and the Companies;
1.1.18.
“the Pledge” means a Pledge executed by the Seller in favour of the Purchaser in terms of which the Seller pledges its shares in the Companies to the Purchaser as security for the
Companies duly discharging the claims arising from the Guarantees;
1.1.19.
“the Purchaser” means DRDGOLD Ltd, Registration Number 1895/000926/06, or its
nominee;
1.1.20.
“Sale Assets” means:-
1.1.20.1. the Seller’s claims against CGR and ERPM in terms of the loans;
1.1.20.2. the Seller’s claims against the each of the Companies in terms of the Guarantees;
1.1.20.3. the Indemnities; and
1.1.20.4. the Debentures.
1.1.21.
“Seller” means The Industrial Development Corporation of South Africa Limited Registration
Number 1940/014201/06;
1.1.22.
“the KBH Loan” means the shareholders loan by KBH to Crown, which loan has been pledged to the Seller, as security for Crown complying with the conditions of the Loan;

1.1.23.
“R” or “Rand”” means the lawful currency of the Republic of South Africa.
1.2.      Interpretation
The headings of the clauses in this Agreement are for the purpose of reference and convenience only and shall not be used in the interpretation of nor modify nor amplify the terms of this Agreement nor any clause hereof and, unless the context otherwise requires –
1.2.1.
words indicating the singular includes the plural and vice versa;
1.2.2.
words indicating a gender include any gender;
1.2.3.
an expression indicating a natural person includes any company, partnership, trust, joint venture, association, corporation and any other body corporate and the state;
1.2.4. a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;
1.2.5. a reference to a document includes all amendments or supplements to, or replacements or novations of that document;
1.2.6.
any reference in this Agreement to "date of signature hereof" shall be read as meaning a reference to the date of the last signature to this Agreement;
1.2.7.
any reference to an enactment is to that enactment as at the date of signature hereof and as amended or re-enacted from time to time;
1.2.8. if any provision in clause 1.1 is a substantive provision conferring rights or imposing obligations on any Party, notwithstanding that it is only in such clause, effect shall be given to it as if it were a substantive provision in the body of this Agreement;
1.2.9. when any number of days is prescribed in this Agreement, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a day which is not a Business Day, in which case the last day shall be the next succeeding day which is a Business Day;
1.2.10. where figures are referred to in numerals and in words, if there is any conflict between the two, the words shall prevail;
1.2.11.
expressions defined in this Agreement shall bear the same meanings in any Schedules or Annexures to this Agreement which do not themselves contain their own conflicting definitions;
1.2.12. the expiration or termination of this Agreement shall not affect such of the provisions of this
Agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this;
1.2.13. the rule of construction that a contract shall be interpreted against the party responsible for the drafting or preparation of the contract, shall not apply;
1.2.14.
the eiusdem generis rule shall not apply and whenever a term is followed by the word “including”
which is then followed by specific example, such examples shall not be construed so as to limit the meaning of that term; and
1.2.15. any reference in this Agreement to a party shall, if such party is liquidated, sequestrated or placed under judicial management, be applicable also to and binding upon that party’s liquidator, trustee or judicial manager, as the case may be.
2.
BACKGROUND AND RECORDAL
2.1 The Seller has, in terms of the Loans, provided funds on loan to CGR and ERPM;
2.2 The Companies have given a written Indemnity to the Seller, in terms of which it, as principal debtor, acknowledged its indebtedness to the Seller for the Loans;
2.3 CGR and ERPM have, pursuant to the Guarantees, given indemnities in favour of the Companies, were they to be called upon to perform in terms of the Guarantees;
2.4 The Seller is the legal and beneficial owner of the Sale Shares in the Companies, holds the unencumbered and freely transferable rights to the Claims, which are to form the object of the Pledge.
2.5 The Seller is the holder of the Debentures in ERPM, which Debentures the Purchaser wishes to acquire.
2.6 The Parties hereby record the terms on which the Seller has agreed to sell and transfer the Claims, the
Indemnities and the Debentures, and waive in pledge of the KBH Loan in favour of the Purchaser.
2.7 The Parties now agree on the terms and conditions set out in this Agreement.
3.
SALE
Purchase and Transfer of Sale Assets –
3.1 The Seller hereby sells to the Purchaser, and the Purchaser hereby buys from the Seller the Sale Assets on the terms, and subject to the conditions provided for in this Agreement.
3.2 To the extent required, CGR, KBH and ERPM each consent to each transaction envisaged in this agreement.

4.
PURCHASE PRICE
4.1.
The purchase price for the Sale Assets shall be an amount equal to the aggregate value of 4,451,219 ordinary DRDGold shares (“the Payment Shares”) reckoned at its closing price on the
Johannesburg Stock Exchange on the Closing Date 4,451,219 being the number of shares which, based on the five day volume weighted average price of DRDGold shares in trade on the
Johannesburg Stock Exchange, prior to the 29 th of March 2005, aggregated R24 million in value).
4.2.
The Purchaser shall pay the Purchase Price to the Seller by allotting and issuing the Payment Shares to the Seller on the Closing Date.
5.
CLOSING AND IMPLEMENTATION
5.1. Closing in respect of the Claims shall take place at a meeting of the representatives of the Parties at the offices of the Purchaser commencing at 10h00 on the Closing Date in respect of the Claims, or at such other place, time and date agreed by the Parties in writing.
5.2. At that meeting the Purchaser shall, against compliance by the Seller with its obligations in terms of clause 5.3 below, which it is obliged to comply with on or by the Closing Date deliver to the Seller the original share certificate(s) in respect of the Payment Shares in order to be registered in the name of the Seller; and
5.3.
The Seller shall, at the same meeting, against compliance by the Purchaser of its obligations in terms of clause 5.2 above:
5.3.1. provide the Purchaser with a written cession of the Claims, duly executed in favour of the Purchaser, in terms of a notarial deed of cession to the extent required;
5.3.2. provide the Purchaser with a written deed of cession in favour of the Purchaser of all the rights provided for in the Indemnities, notarially executed to the extent required;
5.3.3. provide the Purchaser with a written waiver in favour of the Purchaser of the pledge of the KBH Loan;
5.4.
The Seller shall further, by no later than the fifth business day after Closing, execute a deed of
Pledge, in terms of which the Seller pledges its shares in the Companies to the Purchaser as security for the Companies complying with its obligations under the Guarantees, on the terms in the draft deed attached in Schedule F.
5.5. The Intercreditor Agreements shall be deemed to have been cancelled by mutual consent between the Parties, upon Closing as envisaged in this clause 5.
6.
WARRANTIES AND REPRESENTATIONS BY THE SELLER

6.1. The Seller gives to the Purchaser all the warranties in respect of the Companies set out in
Annexure A hereto as read with any disclosure schedule attached hereto by the Seller when it signs.
6.2. The Purchaser has entered into this Agreement relying on the strength of the warranties given to the
Purchaser by the Seller whether in Annexure A or elsewhere in this Agreement and on the basis that such warranties will be correct as at the date of signature hereof, and the various dates specified in Annexure A. All the warranties given in terms of this Agreement shall be deemed to be material.
7.
WARRANTIES AND REPRESENTATIONS BY THE PURCHASER
7.1. The Payment Shares shall be new, ordinary fully paid shares of DRDGOLD, duly issued and which are listed on the Johannesburg Securities Exchange (“JSE”).
7.2. The Purchaser warrants in respect of its capacity to effect payment as aforesaid that:-
7.2.1. It is duly incorporated and validly existing under the laws of South Africa and has power to enter to effect payment as aforesaid;
7.2.2. all necessary corporate and other action to authorise the entry into and performance of this Agreement has been taken by the Purchaser;
7.2.3.
that the Payment Shares shall be freely transferable to the Seller, wholly unencumbered and that no person shall have any right (including any option or right of first refusal) to subscribe for or acquire any payment shares in DRDGOLD other than the Seller in terms of this agreement; and
7.2.4. The Purchaser acknowledges that the Seller has entered into this agreement on the strength of the warranties given to it by the Purchaser.
8.
CONFIDENTIALITY
8.1. For the purposes of this Agreement, confidential information (Confidential Information) means any information relating to -
8.1.1. the terms of this Agreement and the transactions and Agreements contemplated by this Agreement;
8.1.2.
the business, assets, liabilities and affairs of the Companies and the Purchaser and any related corporation of the Companies and the Purchaser;
8.1.3. the strategic and business plans of the Companies, the Purchaser, ERPM, CGR and any related corporation of the Companies and the Purchaser;

8.1.4. the terms of any proposed agreement which involves the Companies and the
Purchaser or any related corporation of the Companies and the Purchaser that are the subject of discussions or negotiations with any other party;
8.1.5. any information which the Companies or the Purchaser or any related corporation of the Companies or the Purchaser is required to keep confidential under the terms of any agreement with any other party.
8.2.
The obligations of confidence in this clause 8, extend to all Confidential Information of a Party provided to the Party or obtained by a Party before entering into this Agreement.
8.3. Subject to this clause 8, no Party may -
8.3.1. disclose any Confidential Information to any person who is not a Party;
8.3.2. use any Confidential Information to compete with the business of the Companies or the Purchaser or any related corporation of the Companies or the Purchaser;
8.3.3. use any Confidential Information in any manner which may cause or be calculated to cause any loss to the Purchaser or any of its shareholders or related corporation of the
Purchaser; or
8.3.4.
make any public disclosure, announcement or news release containing Confidential
Information.
8.4.
PERMITTED DISCLOSURES - A Party may disclose, and permit its officers, employees, shareholders and agents to disclose, any Confidential Information -
8.4.1. if it is required to do so by any law, any court application, legally binding order, government agency or recognised stock exchange, but only to the extent necessary to comply with such requirements and only after consulting with the Purchaser on the form and content of the disclosure prior to disclosing any Confidential Information;
8.4.2. with the prior written consent of the Purchaser;
8.4.3. if the Confidential Information has come within the public domain, other than by a breach of this Agreement by any Party;
8.4.4.
to the Party’s financiers, bankers, auditors or other professional advisers, or to a prospective purchaser of shares in the Companies, provided that the person to whom any disclosure of Confidential Information is to be made first agrees in writing to be bound by and observe the obligations of confidentiality in terms equivalent to those set out in this clause 8.

8.5.
PUBLIC ANNOUNCEMENTS - Each Party shall consult all of the other Parties and use all reasonable endeavours to agree on the form and content of any disclosure before making any public announcement or news release relating to or arising from this Agreement, whether or not it contains
Confidential Information.
9.
ARBITRATION
9.1. Save in respect of those provisions of the Agreement which provide for their own remedies which would be incompatible with arbitration, a dispute which arises in regard to -
9.1.1. the interpretation of; or
9.1.2. the carrying into effect of; or
9.1.3. any of the Parties' rights and obligations arising from; or
9.1.4. the termination or purported termination of or arising from the termination of; or
9.1.5. the rectification or proposed rectification of this Agreement, or out of or pursuant to this Agreement or on any matter which in terms of this Agreement requires agreement by the Parties, (other than where an interdict is sought or urgent relief may be obtained from a court of competent jurisdiction), shall be submitted to and decided by arbitration.
9.2. That arbitration shall be held -
9.2.1.
with only the Parties and their representatives other than legal representatives, present thereat;
9.2.2. at Sandton, Johannesburg.
9.3. It is the intention that the arbitration shall, where possible, be held and concluded in 20 (twenty)
working days after it has been demanded. The Parties shall use their best endeavours to procure the expeditious completion of the arbitration.
9.4. Save as expressly provided in this Agreement to the contrary, the arbitration shall be subject to the arbitration legislation for the time being in force in South Africa.
9.5. The arbitrator shall be, if the matter in dispute is principally -
9.5.1. a legal matter, an impartial practising advocate of not less than 15 (fifteen) years'
standing, or an impartial admitted attorney of not less than 15 (fifteen) years' standing;
9.5.2.
an accounting matter, an impartial practising chartered accountant of not less than 15
(fifteen) years' standing;

9.5.3. any other matter, an independent person agreed upon between the Parties.
9.6. If the Parties fail to agree on an arbitrator within 14 (fourteen) days after the arbitration has been demanded, the arbitrator shall be nominated, at the request of any one of the Parties by the
President for the time being of the Law Society of the Northern Provinces (or its successor body in
Gauteng). If that person fails or refuses to make the nomination, either party may approach the
High Court of South Africa to make such an appointment. To the extent necessary, the court is expressly empowered to do so.
9.7. If the Parties fail to agree whether the dispute is of a legal, accounting or other nature within 14
(fourteen) days after the arbitration has been demanded, it shall be considered a matter referred to in clause 9.5.1.
9.8. The arbitrator shall have the fullest and freest discretion with regard to the proceedings save that he shall be obliged to give his award in writing fully supported by reasons. His award shall be final and binding on the Parties to the dispute.
9.9.
Furthermore the arbitrator -
9.9.1. may by notice to the Parties within 5 (five) days after his appointment, dispense wholly or in part with formal submissions or pleadings provided that the Parties are given the opportunity to make submissions;
9.9.2. shall determine the applicable procedure and shall not be bound by strict rules of evidence;
9.9.3. shall allow any Party to the arbitration to call any witnesses he determines and shall permit cross examination of witnesses;
9.9.4. shall be entitled to take equity into account and shall not be bound to decide the dispute according to the legal rights of the Parties;
9.9.5. may, in addition to any other award he may be able to make -
9.9.5.1.
cancel this Agreement or determine that a Party has lawfully cancelled or is entitled lawfully to cancel this Agreement or require specific performance, with an award of damages but may not award cancellation of this Agreement or determine that the Agreement was lawfully cancelled or that a Party is lawfully entitled to cancel the
Agreement unless the breach complained of is found by him to be a material one going to the root of the contract which cannot be compensated for by an award of damages or recoupment under any indemnity given in terms of this Agreement;

9.9.5.2. award interest with effect from any date, and on any other basis, he considers appropriate in the circumstances;
9.9.5.3. unless this Agreement otherwise requires, sever any contract constituted by this Agreement between the Parties hereto from any other contract so constituted and may cancel one without thereby cancelling all or any of the others;
9.9.5.4.
shall make such order as to costs as he deems just.
9.10. Any Party shall be entitled to have the award made an order of court of competent jurisdiction.
9.11. Any dispute shall be deemed to have been referred or subjected to arbitration hereunder when any
Party gives written notice to the others of the dispute, demands an arbitration and requests agreement on an arbitrator.
9.12. The provisions of this clause are severable from the rest of this Agreement and shall remain in effect even if this Agreement is terminated for any reason.
9.13. The Parties shall keep the evidence in the arbitration proceedings and any order made by any arbitrator confidential unless otherwise contemplated herein.
9.14.
The arbitrator shall have the power to give default judgment if any Party fails to make submissions on due date and/or fails to appear at the arbitration.
9.15. If before the implementation date, the Purchaser becomes aware that a material breach of a material warranty has occurred which, had the Purchaser become aware of it after the implementation date or had it occurred after the implementation date, would have entitled the Purchaser to cancel the
Agreement, the Purchaser shall be entitled to cancel the Agreement prior to the Closing Date without prejudice to the Purchaser’s right to claim damages, if any.
10. AGREEMENT, NO AMENDMENT
10.1. This Agreement constitutes the whole agreement between the Parties relating to the subject matter hereof.
10.2. No amendment or consensual cancellation of this Agreement or any provision or term hereof or of any agreement, bill of exchange or other document issued or executed pursuant to or in terms of this Agreement and no settlement of any disputes arising under this Agreement and no extension of time, waiver or relaxation or suspension of or agreement not to enforce or to suspend or postpone the enforcement of any of the provisions or terms of this Agreement or of any agreement, bill of exchange or other document issued pursuant to or in terms of this Agreement shall be binding unless recorded in a written document signed by the Parties (or in the case of an extension of time, waiver or relaxation or suspension, signed by the party granting such extension, waiver or relaxation). Any such extension, waiver or relaxation or suspension which is so given or made shall be strictly construed as relating strictly to the matter in respect whereof it was made or given.
10.3. No extension of time or waiver or relaxation of any of the provisions or terms of this Agreement or any agreement, bill of exchange or other document issued or executed pursuant to or in terms of this Agreement, shall operate as an estoppel against any Party in respect of its rights under this
Agreement, nor shall it operate so as to preclude such Party thereafter from exercising its rights strictly in accordance with this Agreement.
10.4. To the extent permissible by law no Party shall be bound by any express or implied term, representation, warranty, promise or the like not recorded herein, whether it induced the contract and/or whether it was negligent or not.
11. DOMICILIUM CITANDI ET EXECUTANDI
11.1. The Parties choose as their domicilia citandi et executandi for all purposes under this Agreement, whether in respect of court process, notices or other documents or communications of whatsoever nature, the following addresses :
11.1.1. Purchaser:
Physical:    45 Empire Road, Parktown, Johannesburg
Postal: PO Box 3390 Maraisburg, 1700
Telefax:      011 482 4641
E-mail:       niel.pretorius@za.drdgold.com
Attention:  N Pretorius
11.1.2. Seller
Physical:      The Industrial Development Corporation ;
19 Fredman Drive, Sandton
Postal: P O Box 784055, Sandton, 2146
Telefax:         011269 3116
E-mail:          nicoa@idc.co.za
Attention:     [N Van Aardt]
11.1.3. The Companies
Physical:       45 Empire Road, Parktown, Johannesburg
Postal: PO Box 3390 Maraisburg, 1700
Telefax: 011 482 4641
E-mail:          themba.gwebu@za.drdgold.com
Attention:     The Company Secretary
11.2. Any notice or communication required or permitted to be given in terms of this Agreement shall be valid and effective only if in writing but it shall be competent to give notice by telefax or e-mail.

11.3. Any Party may by notice to any other Party change the physical address chosen as its domicilium citandi et executandi vis-à-vis that party to another physical address where postal delivery occurs in
Gauteng or its postal address or its telefax number or e-mail address, provided that the change shall become effective vis-à-vis that addressee on the 7th (seventh) Business Day from the receipt of the notice by the addressee.
11.4.
Any notice to a Party -
11.4.1.
sent by prepaid registered post (by airmail if appropriate) in a correctly addressed envelope to it at an address chosen as its domicilium citandi et executandi to which post is delivered shall be deemed to have been received on the fifth Business Day after posting (unless the contrary is proved);
11.4.2. delivered by hand to a responsible person during ordinary business hours at the physical address chosen as its domicilium citandi et executandi shall be deemed to have been received on the day of delivery; or
11.4.3.
sent by telefax to its chosen telefax number stipulated in clause 11.1 shall be deemed to have been received on the date of despatch (unless the contrary is proved); or
11.4.4. sent by e-mail to its chosen e-mail address stipulated in this clause, shall be deemed to have been received on the date of despatch (unless the contrary is proved).
11.4.5. Notwithstanding anything to the contrary herein contained a written notice or communication actually received by a Party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen domicilium citandi et executandi.
12. NO CESSION OR ASSIGNMENT
12.1. The Purchaser records that it may wish, without limiting its liability to render any performance owing under this agreement, to assign the rights it acquires in terms of this agreement to a wholly owned subsidiary of the Purchaser.
12.2.
The Seller agrees to such assignment, provided that the Purchaser shall remain jointly and severally liable to the Seller of all the assignee’s obligations in terms of, or arising in terms of this agreement.
12.3. Other than Save as expressly provided elsewhere neither the Seller on the one hand nor the
Purchaser nor the Companies on the other shall be entitled to cede their rights or assign their rights and obligations hereunder to any third party without the prior consent of the other of them.
13. COSTS

13.1. The Purchaser shall pay the stamp duty in respect of the transfer of the Sale Assets into the
Purchaser's name or the name of its nominee/s.
13.2. Each Party shall pay its own costs in negotiating, settling and implementing this Agreement.
SIGNED by the Parties and witnessed on the following dates and at the following places respectively:
DATE PLACE                                    WITNESS                                          SIGNATURE
1.
/s/
2. For: The Seller
1.
/s/ DJ Pretorius
DJ Pretorius
Group Legal Counsel
2. For: The Purchaser
For: The Companies
1.
2.
/s/ WT Beer
WT Beer
Regional General Manager Assets
& Commercial
For : CGR
1.
/s/ MP Ncholo
MP Ncholo
Director
2. For: KBH

ANNEXURE A – WARRANTIES
1.
In this Annexure -
1.1. the "Agreement" means the Agreement to which this Annexure is attached;
1.2. the Seller will be entitled and able to give free and unencumbered title of the Claims, the rights under the Indemnities, and the pledge of the KBH Loan to the Purchaser;
1.3. no person will have any right (including any option or right of first refusal) to acquire any of the Sale
Assets;
1.4. the Seller will be the sole registered and beneficial owner of the Sale Shares;
1.5. The Seller has not in any way encumbered its Shares in the Companies, and may freely pledge, dispose or encumber same;
1.6. No person will have any right to obtain an order pursuant to any representation made by the Seller for the rectification of the register of members of the Companies; and
1.7. no person will have the right (including any option or right of first refusal) to purchase any of the Sale
Assets other than in terms of this agreement.